SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

COMMUNICATION OF TRANSACTIONS BETWEEN RELATED PARTIES

Parties	Braskem S.A. (“Braskem” or “Issuer”) and Refinaria de Petróleo Riograndense Ltda. (“RPR”).
Relationship with the Issuer	Braskem holds a 33.33% interest in RPR voting capital and 33.20% of its total capital
Purpose	Purchase and Sale of Gasoline A, supplied by Braskem to RPR through monthly supply contracts between the parties.
Main terms and conditions	The sale of Gasoline A produced by Braskem for blending in the fuel pool by RPR and later resale to distributors. Due to the total amount of related transactions, communication it is necessary.
Date of execution of the agreement	April 04, 2016
Any participation of counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer	Hardi Schuck is member of the Board of Directors of RPR and sign the purchase and sale by the Company.
Detailed justification of the reasons why the management of the issuer believes the transaction observed commutative conditions or expects adequate compensatory payment	The commercial conditions agreed upon with RPR reflect the market conditions for the sale of Gasoline A in the domestic market, assuring commutativity of the transaction for both parties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer